Exhibit 99.2

Hamburg, September 21, 2016

Public exchange offer by Capital Stage – acceptance ratio of more than 84 percent achieved

Dear shareholders of CHORUS Clean Energy AG,

On September 21, Capital Stage announced that 84.23 percent of CHORUS shareholders have accepted the voluntary public takeover offer by Capital Stage AG within the regular acceptance period, which ended on September 16, 2016. Hence, the previously specified minimum acceptance ratio of 50 percent plus one (1) share has significantly been exceeded.

If you have not already accepted the exchange offer within the regular acceptance period, you have furthermore the option to accept the offer in the additional acceptance period. The two-week period starts on September 22 and ends on October 5, 2016 at midnight. Following the additional acceptance period, you do not have any further opportunity to tender your CHORUS shares. By accepting the offer, you receive five (5) Capital Stage shares for each three (3) Chorus shares. Please contact your custodian bank in a timely manner regarding the necessary instructions.

Further information about our takeover offer is available within the offer document at http://www.capitalstage.com in the section "Investor Relations – Public takeover offer for CHORUS Clean Energy".

Shareholders that have decided not to accept the exchange offer will keep their CHORUS shares. These shares will be tradable on the stock exchange until further notice. However, the free float trading volume will significantly decrease upon completion of the exchange offer. Based on the acceptance ratio after the completion of the regular acceptance period, about 4.4 million shares of CHORUS Clean Energy AG were tradable. This corresponds to a free float of only 16 percent of the share capital of CHORUS. Share price level, liquidity and tradability of CHORUS shares may be affected and strong price fluctuations cannot be ruled out. We kindly thank all shareholders, who have already placed their trust in us and we hope to convince all remaining shareholders to accept our exchange offer. Should you have any further questions, please contact us or our Investor Relations department under +49 (40) 37 8562 2222.

Yours faithfully

Klaus-Dieter Maubach CEO of Capital Stage AG	Dr. Christoph Husmann CFO of Capital Stage AG

DISCLAIMER:

The Exchange Offer is made for the securities of a German company. The offer is subject to German disclosure requirements that are different from those of the US. Financial statements included in the offer document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of US companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the Bidder and CHORUS are located in Germany, and some or all of their officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgment. The Bidder may purchase securities otherwise than under the Exchange Offer.

Please note that the offer document, which is the only document relevant for the takeover offer, contains further information on the takeover offer. Shareholders are strongly advised to thoroughly read the entire offer document as well as all other documents relevant for the takeover offer as soon as they become available, as they include or will include important information. This document is neither an offer to exchange nor a solicitation of an offer to exchange shares of CHORUS Clean Energy AG or Capital Stage AG. The final terms and additional provisions regarding the offer are set forth in the offer document approved by the German Federal Financial Supervisory Authority on July 28, 2016.

Holders of CHORUS shares may access these documents under wwww.capitalstage.com in the section “Investor Relations – Public takeover offer for CHORUS Clean Energy”. The information contained herein may contain “forward-looking” statements. Forward-looking disclaimers may, in particular, be characterized by the words, “expect”, “anticipate”, “intend”, “plan”, “believe”, “aim”, “estimate” or similar expressions and relate to the expected future business of Capital Stage AG or other companies. Such forward-looking statements are based on current expectations of the management of Capital Stage AG and CHORUS Clean Energy AG and are subject to uncertainties and change. Capital Stage AG and CHORUS Clean Energy AG do not undertake any responsibility to update forward-looking statements in order to reflect actual results or changes with respect to events, conditions or assumptions or other factors.

This document is published in German and as an English translation. In the event of any conflict or inconsistency between the English and the German versions, the German version shall prevail.